909327

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032382

REGISTRANT'S NAME Companhia Suzano de Papel e Celulose

*CURRENT ADDRESS

PROCESSED MAY 30 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3550 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/26/02

Companhia Suzano de Papel e Celulose

Financial statements
December 31, 2001 and 2000

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

Companhia Suzano de Papel e Celulose

Financial statements

December 31, 2001 and 2000

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent auditors' report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have examined the balance sheets of Companhia Suzano de Papel e Celulose and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2001 and 2000 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Suzano de Papel e Celulose and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations, the changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting principles derived from the Brazilian Corporation Law.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of added value and cash flows are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 28, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
Assets				
Current assets				
Cash and cash equivalents	11,779	2,582	60,827	34,495
Short-term investments	8,637	71,519	851,391	972,640
Trade accounts receivable	169,794	114,371	275,231	301,572
Inventories	117,413	90,777	231,080	235,446
Dividends receivable	23,810	606	606	22
Other debtors	14,803	11,935	49,834	46,447
Recoverable income and contribution taxes	19,449	33,613	24,685	58,529
Deferred income and contribution taxes	6,737	9,868	53,450	25,933
Prepaid expenses	6,156	3,997	7,296	5,542
	378,578	339,268	1,554,400	1,680,626
Noncurrent assets				
Related companies	31,372	97,026	10	47,524
Recoverable taxes	4,316		4,316	
Deferred income and contribution taxes	22,706	17,017	224,232	175,915
Judicial deposits	8,340	8,193	16,005	13,380
Other debtors	254	240	10,207	21,276
	66,988	122,476	254,770	258,095
Permanent assets				
Investments	1,923,365	1,778,989	310,100	77,933
Property, plant and equipment	675,098	609,456	2,534,161	1,835,271
Deferred charges	1,633	1,999	261,573	89,799
	2,600,096	2,390,444	3,105,834	2,003,003
	3,045,662	2,852,188	4,915,004	3,941,724

See the accompanying notes to the financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
Liabilities				
Current liabilities				
Trade accounts payable	60,704	44,586	96,106	135,921
Loans and financings	289,953	299,404	974,371	544,102
Taxes payable other than on income	7,420	7,310	9,618	18,902
Accrued salaries and payroll taxes	28,153	20,321	42,597	30,326
Other accounts payable	7,789	6,059	55,356	22,684
Related parties	626	7,431	326	138
Dividends payable	50,316	26,069	50,320	30,005
Provision for contingencies			24,021	12,362
Income and social contribution taxes	32,504	31,083	36,154	31,083
	477,465	442,263	1,288,869	825,523
Noncurrent liabilities				
Loans and financings	703,024	307,353	1,396,264	736,974
Related companies	400,185	47,140	390,654	1,241
Deferred income and social contribution taxes	102,653	145,267	102,653	150,712
Provision for contingencies	43,793	42,093	43,793	56,522
Provision for loss in subsidiary	17,639			
Other creditors				9,051
	1,267,294	541,853	1,933,364	954,500
Deferred income				34,521
Minority interests			409,429	277,791
Shareholders' equity				
Share capital	53,945	672,000	53,945	672,000
Capital reserves	23,774	23,774	23,774	23,774
Revaluation reserves	54,141	62,237	54,141	62,237
Appropriated retained earnings	1,169,043	1,110,061	1,151,482	1,091,378
	1,300,903	1,868,072	1,283,342	1,849,389
	3,045,662	2,852,188	4,915,004	3,941,724

See the accompanying notes to the financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais, except income per share)

	Parent company		Consolidated	
	2001	2000	2001	2000
Gross sales	1,152,994	1,025,657	3,144,303	2,965,250
Sales taxes	(154,326)	(148,368)	(450,042)	(464,566)
Net sales	998,668	877,289	2,694,261	2,500,684
Cost of sales	(622,223)	(534,388)	(1,785,598)	(1,729,201)
Gross profit	376,445	342,901	908,663	771,483
Operating (expenses) income				
Selling expenses	(65,363)	(47,326)	(147,550)	(110,167)
General and administrative expenses	(59,549)	(56,068)	(139,933)	(133,181)
Management remuneration	(11,335)	(4,478)	(16,867)	(6,833)
Financial expenses	(308,276)	(115,424)	(636,401)	(215,853)
Financial income	32,040	20,354	378,544	119,722
Equity interest in subsidiaries and affiliates	385,050	534,793	278	(464)
Amortization of (goodwill) discount	(17,664)	(2,002)	(20,452)	11,851
Other operating income			16,920	10,503
Operating income	331,348	672,750	343,202	447,061
Nonoperating (expense) income	(31,470)	(5,831)	(17,932)	261,893
Income before social contribution and income taxes	299,878	666,919	325,270	708,954
Social contribution and income taxes	9,768	(139,985)	9,915	(171,305)
Income before profit sharing	309,646	526,934	335,185	537,649
Employee profit sharing scheme	(7,034)	(9,202)	(11,993)	(11,506)
Net income before minority interest	302,612	517,732	323,192	526,143
Minority interest			(17,892)	(27,134)
Net income for the year	302,612	517,732	305,300	499,009
Net income per share - R$	1.37	2.32		
Shares outstanding at year end	221,419,380	222,840,380		

See the accompanying notes to the financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais)

Parent company

	Share capital	Capital reserves	Revaluation reserves	Retained earnings Appropriated	Retained earnings Unappropriated	Total
Balances at December 31, 1999	672,000	20,773	114,424	646,745		1,453,942
Complement of dividend				(24)		(24)
Reversal of revaluation reserve in affiliates			(42,195)			(42,195)
Realization of revaluation reserve			(9,960)		9,960	
Income tax incentive		3,001				3,001
Acquisition of treasury shares				(8,092)		(8,092)
Adjustment of social contribution rate			(32)			(32)
Net income for the year					517,732	517,732
Interest on equity					(30,260)	(30,260)
Proposed dividends					(26,000)	(26,000)
Legal reserve				25,887	(25,887)	
Unrealized profits				284,963	(284,963)	
Special statutory reserves				160,582	(160,582)	
Balances at December 31, 2000	672,000	23,774	62,237	1,110,061		1,868,072
Capital increase	176,327			(176,327)		
Complement of dividend				(260)		(260)
Realization of revaluation reserve			(8,096)		8,096	
Acquisition of treasury shares				(1,562)		(1,562)
Capital reduction due to spin-off on 11/30/01	(794,382)					(794,382)
Realization of the reserve for unrealized profits				(243,613)	243,613	
Net income for the year					302,612	302,612
Interest on equity					(23,358)	(23,358)
Proposed dividends					(50,219)	(50,219)
Unrealized profits				265,932	(265,932)	
Special statutory reserves				214,812	(214,812)	
Balances at December 31, 2001	53,945	23,774	54,141	1,169,043		1,300,903

The book value per share at December 31, 2001 was R$ 5.88

See the accompanying notes to the financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent company		Consolidated	
Sources of funds	**2001**	**2000**	**2001**	**2000**
From operations				
Net income for the year	302,612	517,732	323,192	526,143
Items not requiring (providing) working capital:				
. Depreciation, depletion and amortization	66,071	61,200	192,055	166,503
. Net book value of permanent assets disposed	5,268	25,676	18,422	162,531
. Deferred taxes	16,445	82,677	10,352	74,149
. Provisions	26,020	17,790	8,381	16,971
. Equity interest in subsidiaries and affiliates	(385,050)	(534,793)	(278)	464
. Amortization of goodwill (discount) - net	17,664	2,002	20,452	(11,851)
. Dividends received	36,198	17,066	436	60
. Gain on dilution of investments in affiliates	(34)	(1,824)	(34)	(1,708)
. Monetary variation of noncurrent assets and liabilities	39,370	20,485	136,980	41,852
. Other expenses			4,963	19,436
	124,564	208,011	714,921	994,550
From shareholders'				
. Integralization of capital			11,211	6,913
Other sources				
. Noncurrent loans	975,046	130,739	1,370,929	222,573
. Capital reduction of subsidiary	608,235			
. Decrease in noncurrent assets	78,173	8,329	39,516	15,053
	1,661,454	139,068	1,410,445	237,626
Total sources	1,786,018	347,079	2,136,577	1,239,089
Application of funds				
Additions to permanent assets				
Investments	1,139,274	1,300	1,629,183	3,514
Property, plant and equipment	136,164	81,971	339,471	152,305
Deferred charges		1,759	29,339	14,830
	1,275,438	85,030	1,997,993	170,649
Increase in noncurrent assets	85,711	24,172	37,037	21,921
Interest on equity	23,358	30,260	23,358	30,260
Distribution of dividends	50,479	26,024	59,096	45,523
Treasury shares	1,562	8,092	1,562	8,092
Decrease in noncurrent loans	324,080	278,317	515,785	339,140
Total applications	1,760,628	451,895	2,634,831	615,585
Effect on working capital due to spin-off, merger and consolidation	(21,282)		(91,318)	(24,430)
Increase (decrease) in working capital	4,108	(104,816)	(589,572)	599,074
Current assets	39,310	52,133	(126,226)	673,150
Current liabilities	35,202	156,949	463,346	74,076

See the accompanying notes to the financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF ADDED VALUE (supplementary information)
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent Company	
	2001	**2000**
Revenues		
Sales of products and services	1,152,994	1,025,657
Provision for bad debts	9	(1,568)
Nonoperating results	(31,470)	(2,994)
	1,121,533	1,021,095
Inputs purchased from third parties		
Raw materials consumed	258,505	196,878
Materials, energy and third-party services consumed	314,558	265,767
Gross added value	548,470	558,450
Retentions		
Depreciation, depletion and amortization	66,071	61,200
Net added value generated by the company	482,399	497,250
Added value from transfers		
Equity interest in subsidiaries and affiliates	367,386	534,615
Dividends received on investments at cost	57	81
Financial income	32,040	20,273
Added value for distribution	881,882	1,052,219
Distribution of added value		
Payroll and related charges	140,886	139,794
Taxes and contributions	116,950	266,693
Interest and finance charges	308,276	115,424
Rents	13,158	12,576
Dividends and interest on own capital	9,170	56,260
Retained earnings	293,442	461,472
	881,882	1,052,219

See the accompanying notes to the financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CASH FLOWS (supplementary information)
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of reais)

	Parent Company	
	2001	**2000**
Operating activities		
Net income for the year	302,612	517,732
Adjustments to reconcile income with cash generated from operating activities:		
Depreciation, depletion and amortization	66,071	61,200
Result on sale of permanent assets	(277)	2,994
Gains on equity interest in investments	(331,222)	(517,549)
Interest, foreign exchange variations and price-level adjustments	202,780	91,956
Increase in provisions	15,333	13,192
Changes in assets and liabilities		
(Reduction) increase in accounts receivable and other receivables	(82,268)	19,379
(Reduction) increase in other current and non-current assets	(66,567)	52,298
Increase in advances on exchange contracts	96,129	
Increase in other current liabilities	23,951	34,763
Net cash provided by operating activities	226,542	275,965
Investment activities		
Acquisition of fixed assets and increase of deferred charges	(136,164)	(83,730)
Acquisition of investments	(1,139,274)	(1,300)
Capital reduction of subsidiary	608,235	
Spin-offs and mergers	(35,131)	
Receipt from sale of permanent assets	5,545	22,682
Net cash used in investment activities	(696,789)	(62,348)
Financing activities		
Payment of profits and dividends	(49,590)	(54,350)
Purchase of treasury shares	(1,562)	(8,092)
Proceeds from loans	1,166,641	126,255
Repayment of loans	(886,495)	(162,792)
Interest paid on loans	(99,090)	(62,146)
Loans received from subsidiaries	355,404	4,484
Loans paid to subsidiaries	(68,746)	
Net cash provided by (used for) financing activities	416,562	(156,641)
(Decrease) increase in cash	(53,685)	56,976
Beginning of year	74,101	17,125
End of year	20,416	74,101

See the accompanying notes to the financial statements.

(In thousands of reais)

1 - Operations

The main business of Companhia Suzano ("the Company") and its direct and indirect subsidiaries is the forestry business and production and sale of eucalyptus pulp and paper.

2 - Corporate aspects

Bahia Sul Celulose S.A. majority interest acquisition
At May 7, 2001, the Company acquired the interest that belonged to Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. This resulted in 100% ownership of the common shares and 72,82% of all shares.
The resources necessary to perform this transaction were obtained through a foreign bank – pre-payment export financing – in the amount of US$ 200 million. The remainder of the resources were obtained by the transfer of foreign loans obtained by its parent Company NemoFeffer S.A.

Group Companies restructuring process
The Group Companies restructuring process is principally made up of the following objectives, which were approved by the Board Management in its meeting on November 13, 2001:
1) To perform the spin-off of the subsidiary SPP Nemo S.A. Industrial e Comercial Exportadora (SPP-Nemo), in order to transfer its assets and investments in the pulp and paper industry to the Company.
2) To transfer to Suzano Petroquímica S.A. the net assets related to the petrochemical activities resulting from the partial spin-off of Companhia Suzano Papel e Celulose. The net assets related to the petrochemical activities are comprised of direct and indirect investments in several companies operating in this industry. The valuation of the net assets was based on the carrying amounts stated in the accounting records of Companhia Suzano Papel e Celulose as at October 31, 2001 as described in the Protocol and Justification of Partial Spin-off of Companhia Suzano de Papel e Celulose dated November 13, 2001.

The Extraordinary General Shareholders' Meeting of November 30. 2001 approved:

1) The merger resulting in the spin-off of SPP Nemo's equity related to the paper and card operations, in the local and foreign market.

The net assets from SPP-Nemo, received in exchange for the Company's investment in SPP-Nemo, determined as at October 31, 2001, and supported by an appraisal report issued by an independent appraiser, is summarized below:

ATIVO	
Current	
Cash	47
Trade accounts receivable	3,023
Company's credit	7,643
Related companies	2,273
Recoverable taxes	3,054
Inventories	1,317
Others	1,692
	19,049
Permanent assets	
Investments	
Nemo International	9,935
Stenfar S.A.I.C.	9,054
others	44
	19,033
Property, plant and equipment	194
Deferred charges	2
	19,229
Total assets	38,278
LIABILITIES	
Current	
Trade accounts payable	10,637
Export advances	5,995
Provision for contingencies	2,031
Accrued salaries and payroll taxes	527
Others	4,990
Total liabilities	24,180
Net assets	14,098

2) The partial spin-off of the Company with incorporation by Suzano Petroquímica S.A. of the spun-off net assets, made on basis and conditions stated in the above-mentioned Protocol and Justification.

The net assets spun-off from Company as at October 31, 2001, supported by an appraisal report issued by an independent appraiser and incorporated into Suzano Petroquímica S.A., is summarized below:

ASSETS	
Current assets	
Cash and cash equivalents	30,000
Noncurrent assets	
Related companies	12
Loan - Polipropileno Participações S.A.	9,661
Loan - Petroflex Indústria e Comércio S.A.	22,948
Advance for future capital increase - SPP-Nemo S.A.Industrial e	45,745
Comercial Exportadora	78,366
Permanent assets	599,062
Investments	116,689
Suzano Química Ltda.	6,679
SPP-Nemo S.A. Industrial e Comercial Exportadora	722,430
Property, plant and equipment	91
Total assets	830,887
LIABILITIES	
Current liabilities	
Financing investment Petroflex	9,648
Financing investment Politeno	4,201
	13,849
Noncurrrent liabilities	
Financing investment Politeno	22,656
Total liabilities	36,505
Net assets	794,382

3 – Financial statements

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).
The comparison of financial statements for the year ended December 31, 2001 in relation to prior year must consider the effects of spin-offs and mergers, as mentioned on note 2.

The Income Statements and Statements of Changes in Financial Position include the spun-off operations from the subsidiaries, corresponding to the period of January 1st, 2001 up to the balance sheet date used as basis for the spin-off, as shown below:

	Period	
Suzano Quimica Ltda.	01.01.01	31.10.01
Polibrasil Participações S.A.	01.01.01	30.09.01
Petroflex Indústria e Comércio S.A.	01.01.01	30.09.01
Polipropileno Participações S.A.	01.01.01	30.09.01
Rio Polímeros S.A.	01.01.01	31.10.01
Suzanopar Petroquimica Ltd.	01.01.01	31.10.01
SPP-NEMO S.A. Indl. Coml. Exportadora	01.01.01	31.10.01
Politeno Indústria e Comércio S.A.	01.01.01	30.09.01

Description of significant accounting policies:

Foreign currency – All assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;
Short-term investments - are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.
Allowance for doubtful debts - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable.
Inventories - are valued at the lower of average cost of acquisition or production, which does not exceed market value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.
Investments - In subsidiaries and affiliates companies were valued using the equity method, and other investments were valued at cost, less any provisions for losses.
Property, plant and equipment - is recorded at acquisition cost, formation or construction cost plus a revaluation. Forestry is composed by costs of acquisition, formation and maintenance. Depreciation is provided for by using the straight-line method at rates which take into account the estimated useful lives of the assets. Depletion of reserves is based on timber yields.
Deferred charges - are recorded at cost and amortized over a 10-year term; goodwill is based on future economic benefits and is amortized over a 10-year period;
Rights and obligations - are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.
Interest on loans - Interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.
Provisions – A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

Income and social contribution taxes - Income tax - calculated at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax - calculated at the rate of 9% of adjusted taxable income. Deferred income and social contribution taxes were calculated on tax losses carry forward, on the negative basis for social contribution tax and on temporary differences, and are stated under current assets, non-current assets and non-current liabilities;

Deferred income - refers to unamortized discounts on purchases of consolidated companies.

Revaluation reserves - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as non-current liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against appropriated profits.

Conversion method for foreign subsidiaries - the financial statements were converted to their domestic currency equivalent using the foreign exchange sell rate in effect at the end of the year. When applicable, accounting practices were adjusted to those of the parent company.

Recognition of effects of inflation - the fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

4 - Consolidated financial statements

The consolidated financial statements include the financial statements of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, and of the subsidiaries as a group, as shown below:

	2001		2000			
	Direct and indirect subsidiaries		Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total	Voting	Total
Bahia Sul Celulose S.A. (1)	100.00%	72.87%			50.00%	40.84%
Bahia Sul América Inc.	100.00%	100.00%			100.00%	100.00%
Bahia Sul International Trading Ltd.	100.00%	100.00%			100.00%	100.00%
Suzanopar Investimentos Ltd.	100.00%	100.00%	100.00%	100.00%		
Suzanopar Consultoria e Investimentos Lda. (2)			100.00%	100.00%		
Suzanopar International S.A.	100.00%	100.00%	100.00%	100.00%		
Comercial e Agricola Paineiras Ltda.	100.00%	100.00%	100.00%	100.00%		
Suzano Telecom Ltda.	100.00%	100.00%	100.00%	100.00%		
SPP- Nemo S.A. Indl. e Coml. Exp.			100.00%	100.00%		
Nemo International	100.00%	100.00%	100.00%	100.00%		
Sun Paper and Board Limited	100.00%	100.00%	100.00%	100.00%		
Nemotrade Corporation	100.00%	100.00%	100.00%	100.00%		
Stenfar S.A. Indl. Coml .Imp. Exp. (3)	100.00%	100.00%			40.60%	40.60%
Politeno Indústria e Comércio S.A.					35.00%	30.71%
Politeno Empreendimentos Ltda.					99.99%	99.99%
Nordeste Química S.A.- Norquisa					12.47%	11.11%
Suzano Química Ltda.			100.00%	100.00%		
Polibrasil Participações S.A.					50.00%	50.00%
Polipropileno S.A.					97.15%	96.57%
Polibrasil Resinas S.A.					100.00%	100.00%
Polibrasil Compostos S.A.					100.00%	100.00%
Norcom Compostos Term. do NE S.A.					100.00%	100.00%
Polipropileno Participações S.A.			75.21%	70.68%		
Nordeste Química S.A.- Norquisa					8.90%	10.93%
Copene-Petroquímica do Nordeste S.A.					58.34%	22.87%
Petroflex Indústria e Comércio S.A.					20.14%	20.12%
Rio Polímeros S.A.					33.33%	33.33%

(1) Due to the acquisition of total subsidiary control, its financial statements, which were proportionally consolidated up to 2000, became totally consolidated.
(2) The Suzanopar Consultoria e Investimentos, Lda., headquartered in Portugal, was dissolved by the General Meeting dated December 18, 2001. Its assets were transferred to the shareholder Suzanopar Investimentos Ltd.
(3) At the Extraordinary General Meeting of Stenfar S.A.I.C., dated August 13, 2001, the partial spin-off were approved with write-off of assets and liabilities not related to paper and card operations, and thus the Company became owner of 100% of capital of this subsidiary, which is responsible for the paper and card business in Argentina.

Description of main consolidation procedures:

a) Elimination of inter company assets and liabilities account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and appropriated retained earnings;
c) Elimination of inter company income and expense balances and unearned income arising from inter company transactions;
d) Identification of minority interests in the consolidated financial statements;
e) For the joint-controlled subsidiaries, the elements making up their financial statements were grouped and eliminated (if applicable) from the consolidated financial statements in proportion to the parent company's interest in the joint controlled subsidiaries.

A reconciliation of the net income for the year and shareholders' equity is shown below:

	Net income for the year		Shareholders' equity	
	2001	2000	2001	2000
Consolidated	305,300	499,009	1,283,342	1,849,389
Elimination of income earned by the parent company in transactions with subsidiaries	(124)	9,142	28,753	28,877
Adjustments in shareholders'equity of subsidiaries and others	(2,643)	12,652	(1,360)	(283)
Deferred income and social contribution	79	(3,071)	(9,832)	(9,911)
Parent company	302,612	517,732	1,300,903	1,868,072

5 - Trade accounts receivable

	Parent company		Consolidated	
	2001	2000	2001	2000
Domestic	188,637	127,132	247,240	292,663
Foreign	99,221	46,893	166,335	138,324
Discounted export bills	(98,249)	(46,893)	(103,824)	(97,500)
(-) Provision for bad debts	(19,815)	(12,761)	(34,520)	(31,915)
	169,794	114,371	275,231	301,572

6 - Inventories

	Parent company		Consolidated	
	2001	2000	2001	2000
Finished goods	48,573	33,368	79,343	112,335
Work-in-progress	8,547	6,383	10,321	7,281
Raw materials	24,592	25,806	43,035	51,858
Maintenance and miscellaneous materials	35,701	25,220	98,381	63,972
	117,413	90,777	231,080	235,446

7 – Investments

	Parent company		Consolidated	
	2001	2000	2001	2000
Subsidiaries and affiliates	1,663,179	1,757,174		3,507
Unamortized goodwill (1)	243,048	5,325		8,902
SPDF (Portucel) (2)			290,092	
Other	21,844	21,152	24,714	70,186
Provision for loss	(4,706)	(4,662)	(4,706)	(4,662)
	1,923,365	1,778,989	310,100	77,933

The financial statements for the subsidiary and affiliate companies were prepared for the base date December 31, 2001, and were examined by independent auditors.

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A.. The goodwill is justified by the expected profitability of the operations of subsidiary.

(2) By means of a Memorandum of Intent, dated on September 18, 2001, Bahia Sul, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., agreed with Sonae SGPS, S.A., an important portuguese group, to participate with SONAE in a 29% share in Portucel – Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to join in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of voting shares. This is foreseen to occur by the second semester of 2002, which, if successful, Bahia Sul and SONAE will be owners of the PORTUCEL control.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products in an amount of 1.3 million of tons.

The interest of Bahia Sul in PORTUCEL is performed through a special-purpose company named Sonae Produtos e Derivados Florestais – SGPS, S.A. (SPDF), in which Bahia Sul has 49,99% of capital and SONAE the remaining 50,01%.

In accordance with the conditions stated on the Memorandum of Intent, if the parties does not succeed to acquire the shares in the privatization process which would result in the joint-control of PORTUCEL, Bahia Sul has the option to sell its current participation back to SONAE.

On September 2001, Bahia Sul made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions (US$ 125 millions), equivalent to R$ 290 millions on December 31, 2001.

Considering that this investment is contractually conditioned on a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the Investment group until the future event occurs. The success of the acquisition will determine if the nature of this investment is permanent, that is the joint-control of PORTUCEL.

Statement of investments in subsidiaries and affiliates

	Subsidiaries						
	Suzanopar Consultoria e Investimentos Lda. (1)	Suzanopar Investimentos Ltd.	Bahia Sul Celulose S.A. (4)	Nemo International	Stenfar S.A. (3)	Suzano Telecom Ltda.	Comercial e Agricola Paineiras Ltda.
a) Ownership interest							
December 31, 2000							
voting capital		100.00%	50.00%			100.00%	100.00%
total capital		100.00%	40.84%			100.00%	100.00%
December 31, 2001							
voting capital		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
total capital		100.00%	72.87%	100.00%	100.00%	100.00%	100.00%
b) Information on subsidiaries/affiliates							
Adjusted shareholders' equity		544,786	1,507,128	8,963	(17,639)	1	11,213
Adjusted results for the year		65,099	107,289	338	(25,175)	(1)	(507)
c) Investments							
January 1st, 2000	516,197	-	498,927	-	-	2	12,238
Subscription and acquisition			2,248			12	
Discount (goodwill) on acquisition							
Gain on dilution in subscription			293				
Disposals			(191)				
Dividends			(8,207)				
Reversal of revaluation reserve	(38,756)						
Equity interest	29,539	356,771	87,584			(13)	(518)
Transfers	(506,980)	506,980					
December 31, 2000	-	863,751	580,654	-	-	1	11,720
Subscription and acquisition			718,846				
Discount (goodwill) on acquisition			(262,066)				
Gain on dilution in subscription			34				
Capital reduction		(608,235)					
Dividends		(25,287)	(10,911)				
Equity interest		314,557	71,614	(972)	(9,054)		(507)
Transfer for spin-off			45	9,935	9,054		
December 31, 2001	-	544,786	1,098,216	8,963	-	1	11,213

Statement of investments in subsidiaries and affiliates (continuation)

	Subsidiaries			Affiliates			
	SPP Nemo S.A. Industrial e Comercial Exportadora	Suzano Quimica Ltda.	Suzanopar Petroquimica Ltd. (2)	Rio Polimeros S.A.	Politeno Indústria e Comércio S.A.	Other subsidiaries and affiliates	Total
a) Ownership interest							
December 31, 2000							
voting capital	100.00%	100.00%					
total capital	100.00%	100.00%					
December 31, 2001							
voting capital							
total capital							
b) Information on subsidiaries/affiliates							
Adjusted shareholders' equity		599,062					
Adjusted results for the year		2,720					
c) Investments							
January 1st, 2000	-	152,614	-	7,517	106,549	1,186	1,295,230
Subscription and acquisition	250			2,316			4,826
Discount (goodwill)	(6,679)				(12,256)		(18,935)
Gain on dilution in subscription				1,531			1,824
Disposals						(1,112)	(1,303)
Dividends					(8,859)		(17,066)
Reversal of revaluation reserve					(3,439)		(42,195)
Equity interest	14,051	15,215			32,238	(74)	534,793
Transfers	114,233	11,364		(11,364)	(114,233)		-
December 31, 2000	121,855	179,193		-	-	-	1,757,174
Subscription and acquisition		38,155	381,234				1,138,235
Discount (goodwill)							(262,066)
Gain on dilution in subscription							34
Disposals through capital reductions	(14,098)						(622,333)
Dividends							(36,198)
Equity interest	8,932	2,720	(2,240)				385,050
Transfer for capital increase (2)		378,994	(378,994)				-
Transfer for spin-off	(116,689)	(599,062)					(696,717)
December 31, 2001	-	-	-	-	-	-	1,663,179

(1) Transferred to Suzanopar Investimentos Ltd., for capital subscription

(2) Transferred to Suzano Química Ltda., for capital subscription

(3) Adjusted equity - negative - include exchange rate effects in Argentina (note 12)

(4) Last quotation of BOVESPA (Brazilian Stock Exchange) on December 31, 2001 - by thousand share lot - R$ 244,00

Consolidated statements of income by business segment years ended december 31, 2001 and 2000

	2001		
	Pulp and paper	Petrochemicals	Consolidated total
Net sales and services	1,814,070	880,191	2,694,261
Cost of sales	(1,050,113)	(735,485)	(1,785,598)
Gross profit	763,957	144,706	908,663
Selling expenses	(109,904)	(37,646)	(147,550)
General and administrative expenses	(111,707)	(28,226)	(139,933)
Management remuneration	(16,867)		(16,867)
Financial - net	(181,254)	(76,603)	(257,857)
Equity interest in affiliates	1,199	(921)	278
Amortization of goodwill	(17,664)	(2,788)	(20,452)
Other operating income (expense)	6,529	10,391	16,920
Operating income	334,289	8,913	343,202
Nonoperating income (expense)	(18,762)	830	(17,932)
Reversal of (provision for) social contribution and income taxes	16,120	(6,205)	9,915
Employee profit sharing scheme	(11,990)	(3)	(11,993)
Minority interest	(29,062)	11,170	(17,892)
Net income for the year	290,595	14,705	305,300

	2000		
	Pulp and paper	Petrochemicals	Consolidated total
Net sales and services	1,419,647	1,081,037	2,500,684
Cost of sales	(857,172)	(872,029)	(1,729,201)
Gross profit	562,475	209,008	771,483
Selling expenses	(75,992)	(34,175)	(110,167)
General and administrative expenses	(84,383)	(45,985)	(130,368)
Management remuneration	(6,833)		(6,833)
Financial - net	(60,689)	(35,442)	(96,131)
Equity interest in affiliates	316	(780)	(464)
Amortization of goodwill (discount)	13,693	(1,842)	11,851
Other operating income (expense)	(817)	8,507	7,690
Operating income	347,770	99,291	447,061
Nonoperating income (expense)	263,338	(1,445)	261,893
Reversal of (provision for) social contribution and income taxes	(140,126)	(31,179)	(171,305)
Employee profit sharing scheme	(9,281)	(2,225)	(11,506)
Minority interest		(27,134)	(27,134)
Net income for the year	461,701	37,308	499,009

Related companies

	Assets				Liabilities		Sales (purchase) products and services	Financial charges
	Current		Noncurrent		Current	Non Current		
	Trade accounts receivable	Dividends	Loans	Other debtors	Accounts payable	Loans		
With consolidated companies								
Bahia Sul Celulose S.A.	820		25,082				4,940	4,978
Comercial e Agric. Paineiras Ltda.			4,800		300			
Suzanopar International S.A.			1,455	25				
Suzanopar Investimentos Ltd.		23,204				9,299		
SPP-Nemo S.A. Indl. e Coml. Exp.							96,564	
CSPC Overseas	31,465							
Stenfar S.A. Indl. Coml. Imp. Exp.	32,439					232	42,554	
total	64,724	23,204	31,337	25	300	9,531	144,058	4,978
With non consolidated companies								
Nemofeffer S/A.				7		390,654		36,654
Politeno Ind. e Comércio S.A.		584						
Suzano Petroquimica S.A.					284			
SPP Agaprint Indl. e Coml. Ltda.					14		9,795	
Indústria de Papel Leon Feffer Ltda.				3				
Nemonorte Imóveis e Partic.Ltda.					28			
Consolidated		584		10	326	390,654	9,795	36,654
Parent company	64,724	23,788	31,337	35	626	400,185	153,853	41,632

Commercial transactions (sales and purchases) with related parties are conducted under conditions identical to those with third parties, in terms of prices, delivery and payment terms.

Main loans made to affiliated companies:

Bahia Sul Celulose S.A. - R$ 25,083 - TJLP + interest of 5% p.a.
Comercial e Agrícola Paineira Ltda. – R$ 4,800 – no interest bearing loan
Suzanopar International S.A. – R$ 1,455 – US dollar denominated
Suzanopar Investimentos Ltd. – R$ 9,299 – US dollar denominated

Intercompany current account with Parent Company – R$ 390,654
On May 07, 2001, NemoFeffer S.A. transferred to this Company a loan obtained abroad in an amount equivalent to US$ 160 millions, assuming the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum.

8 - Property, plant and equipment

		Parent company		Consolidated	
	Useful life	2001	2000	2001	2000
Buildings	25 years	119,698	116,764	601,997	374,094
Machinery and equipment	10 at 35 years	1,025,775	944,596	2,692,467	2,304,916
Other fixed assets	5 at 10 years	45,691	36,547	79,658	72,474
		1,191,164	1,097,907	3,374,122	2,751,484
Accumulated depreciation		(815,639)	(767,705)	(1,412,815)	(1,379,341)
Timber resources		136,419	132,809	299,963	216,304
Land		80,186	77,065	167,272	120,476
Construction-in-progress		82,968	69,380	105,619	126,348
		675,098	609,456	2,534,161	1,835,271

9 - Deferred charges – Consolidated

	Pre-operating expenses	Goodwill	Software costs	Amortization	2001 Total	2000 Total
Cia. Suzano de Papel e Celulose	1,633	260,712		(17,664)	244,681	8,678
Polibrasil Participações S.A.					-	35,510
Polipropileno Participações S.A.					-	19,145
Politeno Indústria e Comércio S.A.					-	9,621
Bahia Sul Celulose S.A.	35,478		17,600	(36,269)	16,809	8,627
Rio Polímeros S.A.					-	7,989
Others	162			(79)	83	229
	37,273	260,712	17,600	(54,012)	261,573	89,799

Goodwill – refers mainly to the goodwill calculated on acquisition of the interest of Companhia Vale do Rio Doce in the Bahia Sul Celulose S.A., determined based on future profitability and amortizable in 10 years.

10 - Loans

	Parent company			Consolidated	
	2001		2000	2001	2000
	Current	**Noncurrent**			
Investment financing			58,460		89,636
BNDES	28,968	69,428	119,043	385,820	239,905
FINAME	6,446	15,716	14,476	33,727	28,922
Debentures	11,696		33,945	11,696	65,342
Private banks and others				33,616	85,146
Foreign currency loans	128,390	617,880	364,039	1,276,637	526,702
Advances on exchange contracts	114,453		16,794	629,139	245,423
			606,757	2,370,635	1,281,076
Current liabilities	289,953		299,404	974,371	544,102
Noncurrent liabilities		703,024	307,353	1,396,264	736,974

The main financing and loans were contracted under the following terms and conditions:

Parent company

Investment financing – transferred by spin-off to Suzano Petroquímica S.A. as mentioned in note 2;
BNDES (National Bank for Economic and Social Development) - Interest of 9.3% to 11% p.a. + TJLP (benchmark interest rate), falling due in 2007;
FINAME - interest of 9% to 10.75% p.a., plus TJLP, falling due in 2007;
Debentures – ANDIB + 1.5% p.a., maturing in 5/2002;
Foreign currency loans (US$):
Prepayment of exports - R$ 467,929 – Libor + 1.875% p.a., three-monthly amortization – maturing in 2006 – R$ 99,499 – 9% p.a. - three-monthly amortization - maturing in 2005 – R$ 67,356 – Libor + 2% p.a, - three-monthly amortization - maturing in 2005 – R$ 32,963 – Libor + 2.85% p.a. - maturing in 9/2004 - R$ 11,609 – annual amortization – interest of 3.15% p.a. – maturing in 2004;
Loans –R$ 23,689 – exchange variance + interest 9.2% p.a. – maturing in 9/2003 - R$ 24,828 – six-monthly amortization – interest of 8.9% p.a. – maturing in 2007;
Importation financing – R$ 18,217 – exchange variance + interest of 2.9% to 7.95% p.a.
Advances on exchange contracts – exchange variance plus interest of 4.98% to 8.92% p.a.
Guarantees: financed assets and securities, and shareholder guarantees.

Subsidiary Bahia Sul Celulose S.A.

National currency loans
BNDES - Finem – R$ 257,120 – TJLP + interest of 7% to 12% p.a.
BNDES - Finame – R$ 11,565 – TJLP + interest of 7.5% to 10.5% p.a.
BNDES - Automático – R$ 3,505 – TJLP + interest of 8% to 9.5% p.a.
BNDES – Exim – R$ 26,799 – TJLP + interest of 7.65% to 7.70% p.a.
Guarantee: shareholder guarantees

Foreign currency loans
Syndicated loan – R$ 232,040 – Libor + 2.60% p.a.
Promissory note loan – R$ 290,092 – Libor + 2% to 2.5% p.a. – "bridge" operation, of short term, applied to the capital increase in the SONAE association.
Advances on exchange contracts – R$ 514,686 – interest of 4.17% to 9.5% p.a.

Non current financing and loans mature as follows:

	Parent company	Bahia Sul Celulose S.A.	Consolidated
2003	232,503	113,858	346,298
2004	247,922	343,496	591,418
2005	151,832	94,977	246,809
2006	65,015	94,734	159,749
2007	5,752	19,425	25,177
2008 onwards		26,813	26,813
	703,024	693,303	1,396,264

11 - Provision for contingencies - Parent company

	2001	2000
Tax	26,998	28,808
Labor	11,522	10,139
Social Security	4,374	2,824
Other	899	322
Total	43,793	42,093

Tax

PIS (Social Integration Program) – R$ 18,407 – credit relating to overpayment of PIS used to offset against other federal taxes as a consequence of the writ of mandamus which has not yet been decided.

COFINS - R$ 4,150 – provision recorded for non payment of Cofins as a result of legally challenging the calculation base;

ICMS (V.A.T.) –R$ 4,441 – provision established due to non-payment of ICMS on pulp exported in 1991 and 1992. Amounts have been deposited with the court. A final decision is awaited to with draw the deposit and reverse the provision.

Labor – provision established on the basis of legal counsel's opinion, taking probable losses into consideration.

Social security – Education salary (R$ 3,527) and INSS (R$ 847)– provision established for amounts offset on the basis of preliminary court order in the form of a writ of mandamus.

12 – Provision for loss in subsidiary

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies.
The impact of this change on the accounts of the subsidiary Stenfar S.A.I.C resulted in a loss of $ 13,484 thousands of pesos, equivalent to US$ 7,932 thousands (converted as $ 1.70 per peso) and to R$ 18,405.
With this adjustment, the adjusted equity of that subsidiary became negative in $ 12,923 thousands of pesos, equivalent to R$ 17,639, amount registered as provision for losses.

13 - Shareholders' equity

Share capital

Capital comprises of 97,374,458 common shares with voting rights and 127,788,922 preferred shares with no voting rights.
Due to the partial spin-off approved at the Extraordinary General Meeting on November 30, 2001, as mentioned in note 2, the capital was reduced by R$ 794,382 with no change in quantity of shares.
The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, with the result of adequately securing operations and guaranteeing the continued distribution of dividends.

Treasury shares

The Company maintains 3,969,000 preferred shares in treasury. The carrying value of these shares at the balance sheet date was R$ 22,226.

Details of reserves

	2001	2000
Capital reserves		
Tax incentives	23,224	23,224
Sale of treasury shares	347	347
Special monetary correction		
- Law 8200/91 - Article 2 - subsidiaries and affiliates companies	203	203
	23,774	23,774
Revaluation reserves		
Parent company's assets	49,025	57,121
Subsidiaries and affiliates companies	5,116	5,116
	54,141	62,237
Appropriated retained earnings		
Legal	69,986	69,986
Unrealized profit reserve	307,282	284,963
Special statutory reserves	805,072	766,847
(-) treasury shares	(13,297)	(11,735)
	1,169,043	1,110,061

Dividends

The dividends proposed by Management are calculated in accordance with the by-law, as demonstrated below:

	2001	2000
Net income for the year	302,612	517,732
Legal reserve		(25,887)
	302,612	491,845
Minimum dividend - 25%	75,653	122,961
Net income for the year	302,612	517,732
(-)Equity interest in subsidiaries and affiliates	(385,050)	(534,793)
(+)Dividends received/proposed and receivable	36,198	23,516
Realized profits	(46,240)	6,455
Minimum compulsory dividends		6,455
Realization of unrealized profit reserve	243,613	
Dividend 25%	60,903	
Dividends paid / to be paid		
Payment of interest on equity	19,854	25,720
Payment of proposed dividends		
on realization of unrealized profit reserve	41,049	
on the results for the year	9,170	26,000
total	50,219	
	70,073	51,720
Dividend postponed	66,483	71,241
Unrealized profit reserve	265,932	284,963

Preferred shares are assured the right to a dividend which is 10% higher than the dividend for common shares.

Interest on equity – In accordance with the option available under Law 9,249/95, the Company paid interest on equity based on the Long Term Interest Rate (TJLP) in force during the period, in the amount of R$ 23,358, registered in an equity account.
Proposed dividends – corresponding to R$ 0.215 for common shares and R$ 0.2365 for preferred shares.

14 – Income and social contributions taxes

Income tax – exemption of SUDENE

The subsidiary Bahia Sul Celulose S.A. has been granted an income tax exemption (SUDENE) up to 2001 for pulp, for paper the exemption will last until 2002.
The income tax of the period subject to the SUDENE exemption has not been accounted for as an expense in the results. The exempted value in the current year, in the amount of R$ 25,043, was allocated on Tax Incentives Reserve, to be used exclusively for capital increase or loss absorption, by partial destination of the net profit, thus meeting with the legal disposition prohibiting the distribution of exempted tax to the shareholders.

Deferred and recoverable taxes and contributions

Deferred income and social contribution taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax base for assets and liabilities and their respective accounting values. In addition, based on the Company's expectations for the generation of future taxable income, tax credits are also recognized on tax loss carry forwards and negative social contribution bases from prior years. There is no expiration date to their offsetting. However, offsetting is limited to 30% of annual taxable income.

Deferred income and social contribution taxes have the following origin:

	Parent company		Consolidated
	2001	**2000**	**2001**
Current assets			
Provision for bad debts	6,737	4,339	7,622
Provision for contingencies			8,319
Tax loss carry forwards		5,529	27,677
Consolidated unrealized profit			9,832
	6,737	9,868	53,450
Noncurrent assets			
Provision for contingencies	17,168	16,738	17,699
Goodwill amortized	4,416		4,416
Tax loss carry forwards			197,640
Tax incentive			1,122
Consolidated unrealized profit	1,122	279	3,355
	22,706	17,017	224,232
Noncurrent liabilities			
Accelerated depreciation for tax purposes	10,577	10,299	10,577
Overseas profits not available	67,699	106,421	67,699
Revaluation reserve	24,141	28,311	24,141
Discounts amortized	236	236	236
	102,653	145,267	102,653

The credits under tax losses, on the consolidated statements, were mainly constituted by the subsidiary Bahia Sul Celulose S.A., which had, as of December 31, 2001, a tax loss carryforwards of R$ 751,719 and a negative basis of social contribution of R$ 576,811. The above-mentioned credits were registered as reduction in an amount of R$ 16,988 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets, considering that their utilization will occur only after the exemption period.

A reconciliation of the tax expense that was calculated by applying the combined tax rates and income and social contribution tax expenses charged to income is shown below:

	2001	2000
Net income for the year before income and social contribution taxes (deduction of employees profit share)	292,844	657,717
Combined tax rate	34%	34%
Income and social contribution applying the combined rate	(99,567)	(223,624)
Permanent additions and exclusions		
Equity interest income	108,783	75,433
Interest on equity	7,942	10,288
Nondeductible expenses	(6,883)	(1,856)
Tax exempt revenue	155	544
Loss of tax losses carryforward due to the spin-off	(2,223)	
Other items		
Tax incentives and other	1,912	(527)
Other	(351)	(244)
Income and social contribution taxes on income for the year	9,768	(139,985)
Effective rate	3.34%	-21.28%
Income and social contribution taxes - current	29,344	(24,077)
Income and social contribution taxes - deferred	(19,576)	(115,908)

15 – Nonoperating income – year 2000 - consolidated

Refers mainly to profit from the sale of the investment interest in Igaras Papeis e Embalagens S.A., of R$ 266,774.

16 – Financial instruments

Following the requirements of the CVM Instruction nr. 235/95, the Company performed an assessment the market value of the assets and liabilities as of December 31, 2001, concluding they are adequately presented with the financial statement.

During the year, foreign currency operations were made with the purpose of hedging the Company's cash position due to the acquisition of interest of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., and, as a consequence, of the related liabilities, the effect on the results for the year was a net loss of R$ 36,338.
Further to these operations, the Parent Company did not perform any other derivative operations.

In the consolidated statements, the subsidiary Bahia Sul Celulose S.A. has performed derivative operations, having as of the closing of 2001 an open position of swaps from CDI to US dollars in an amount equivalent to US$ 61.4 millions (US$ 40 millions on 2000) as protection to short-term investments in domestic currency, facing the financial commitments in north american currency.

The Company and its subsidiary Bahia Sul Celulose S.A. operate in the international market obtaining resources for investments and for their operations, exposed to the risks of foreign currency exchange variation.
Considering that almost all foreign currency loans are linked to exports, the Company's opinion is that this is a natural hedge against the exchange rate variation exposure risks.
Short-term investments of foreign subsidiaries in hard currency are hedging loans and financings in foreign currency not linked to exportation, including the related transfer of the foreign currency loan granted as mutual by the parent company, NemoFeffer.

17 - Insurance coverage

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, according to the advice of their insurance consultants.

18 - Guarantees

As of December 31, 2001 and 2000, guarantees provided by the parent company, subsidiaries, and affiliates were as follows:

	2001	2000
Bahia Sul Celulose S.A.		
BNDES	231,039	151,153
Citibank - Eurobonds		113,197
Others		16,254
Total	231,039	280,604

Guarantees assumed by the Company, which transfers to Suzano Petroquímica S.A. resulting from the spin-off, are in process of registration

Petroflex Indústria e Comércio S.A.		
BNDES	11,638	9,938
Banco do Brasil - privatization Coperbo	3,326	4,312
	14,964	14,250
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	4,758	6,027
Polibrasil Resinas S.A.		
Credit Line FMO	36,025	
BNDES	13,038	
	49,063	
Total	68,785	20,277

The Company had "vendor" operations (bank loans to customers which are backed by a company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 30,830 (R$ 65,725 in 2000).

19 –Subsequents events

On February 6, 2002 Cia. Suzano de Papel e Celulose (Company), and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), publicly notified their intention of cancelling the registration of Bahia Sul with the CVM. For this purpose, the Company will make an offer to acquire Bahia Sul shares to other shareholders, in conditions stated by the Normative Instruction nr. 229/95. The price offered for the Bahia Sul shares, of R$ 646.43 by one thousand shares per lot, will constitute a credit to the vendor against the Company, usable exclusively to subscribe preferred shares of the Company in capital increase which will be done by this last company by the issuing cost of R$ 12.96 per share. The relation resulting from these two prices – purchase and subscription – are derived from economic-financial assessments of the two companies proceeded separately by J. P. Morgan S.A. Bank and by UBS Warburg S.A. Bank. In the Extraordinary General Meeting of Bahia Sul shareholders, held on February 26, 2002, the shareholders approved the cancellation of the registration of Bahia Sul at CVM, based on the above-mentioned elements.

As a condition to the transfer to Suzano Petroquímica S.A. of the liabilities related to the financing operation of projects *Splitter* and *Spheripol* of Polibrasil Resinas S.A., the Company, through signature of contractual amendments on January 29, 2002, agreed to continue to be responsible for the foreseen liabilities of the Credit Contract FMP and BNDES, mentioned on note 18.

FILE № 82-3550

02 APR 26 AM 11:16

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD COMPANY
CNPJ/MF. No. 60.651.726/0001-16
MANAGEMENT REPORT

The clearly optimistic outlook perceived in the beginning of 2001, promising a good business year, suffered a substantial change for worse from March onwards. The slowdown in the world business scenario caused by the decline in the American economy, with effects that extended to Europe, deteriorated further due to the crisis in Argentina, the shortage of electric power in the country, and lastly, due to the terrorist attack suffered by the USA last September. The consequence of these events was the ascension of the dollar exchange rate, and despite the many attempts made by the monetary authorities to put a brake on what was considered a speculative increase the devaluation of the real to the dollar reached its annual peak in September, with an appreciation around 43% compared to the beginning of the year. This trend led to the increase in the interest rates that reached 19% and remained at this level until the end of the period. During the year the market went from a situation of euphoric optimism down to one of exaggerated pessimism. However, near to the year-end, a more rational behavior had been restored. There was an appeasement of the crisis and the perception that the "Argentina effect" would be limited gained strength; the exchange rate subsided closing the year with an appreciation of 18.7% and trade and industrial activities showed signs of recovery. Companies and families learned to cut down their excessive energy consumption obtaining, in some cases, material reduction in their costs. Some industries replaced their technology and equipment and began to achieve higher production levels with the same energy consumption, becoming more efficient in the process.

In the pulp and paper industry, the slowdown in the world economies resulted in increased offer, and the consequent decline in the international market prices. However, in the domestic sphere, the increase in the exchange rates made the domestic companies more competitive, while imports became more expensive, making them less attractive.

According to preliminary data collected by BRACELPA (Brazilian Pulp and Paper Association) the total production of the paper industry in Brazil had a growth of about 2.3%, partially to accompany the decrease in imports, which restricted by the new exchange environment decreased around 24.7%, and partially to supply the growth of 9.6% in export sales. Apparent consumption, represented by the total production, increased by imports less exports, dropped around 2.1% compared to the previous year, due to the decrease in the imports of newsprint paper. In this scenario, the Company sales to the domestic market decreased about 5% (a reduction of 1.9% if pulp sales are excluded) and the volume of export sales were up 4.3% (7.9% of which were paper sales). Considering Bahia Sul also, the sales to the domestic market dropped 4.3%, reaching 538 thousand tons of products and the exports rose by 12.7%, totaling 613 thousand tons of products. There was a growth of 4.1% in the aggregate sales volume.

STRATEGY FOR THE CONDUCTION OF THE COMPANY BUSINESSES

The new Managing Board that took office in April of 2001, after the passing away of Max Feffer, Chief Executive Officer of the Company continued with the implementation of the restructuring plan started in 1998, giving priority to the pulp and paper and petrochemical areas. As part of the strategy to concentrate first its business focus and then pursue growth, and viewing competitiveness as its greater differential, in May 2001 the Company acquired the total share control of Bahia Sul Celulose. Owning state of the art equipment and forests located very near its Plant, Bahia Sul became an example of operational efficiency and a benchmark for costs in the industry; its management of the environment has been classified as outstanding, being the first pulp and paper company in the world to obtain the ISO 14001 certification, and the only Brazilian company to be awarded, in July 2000, the Environmental Excellence prize conferred by the United Nations Organization, and the National Quality Prize (PNQ) 2001

Since the acquisition, the Management of the two companies have focused their efforts on the identification of all the possible synergies and on the adoption of best business practices.

In order to improve the business development of the two companies, a unified management was implemented in October 2001. Thus, the same persons will be the officers of each one of the companies mentioned above, performing identical functions in them, subject to compliance with all legal requirements. As a consequence, economies of scale have already been obtained and the best use of all synergies arising from the optimization of the operation and the sharing of best practices, which shall result in total annual savings of R$ 30 million already in 2002, due to the reduction of costs and expenses and improved results, in the best interest of the shareholders of both companies.

As of September, the Company took over the business operations of SPP-Nemo S/A Industrial Comercial e Exportadora, creating the SPP-Nemo Distribution Division. Through this Division, a new logistic strategy denominated "*Projeto Visão*", (Vision Project) allows forming regional inventories to expedite the supply to the end-customers, especially small- and medium-size companies of the graphic sector . For this purpose the company is setting up a structure that includes ten stores and six regional distribution centers.

Proceeding with the restructuring effort, in accordance to good corporate governance practices, to allow greater transparency and to preserve the identity of each business segment, in the General Meeting held on the 30th of November 2001, the shareholders of the Company approved its partial spin off and the merger of the spun-off part by Suzano Petroquímica S/A, in the General Meeting held on the same date, increasing the capital stock of that company to R$ 794.382.910,44.

After the spin off process was completed, Suzano Petroquímica became the holder through the wholly-owned subsidiaries SPP-Nemo S/A Industrial e Comercial Exportadora and Suzano Química Ltda. of all the share interest in associated companies of the petrochemical segment. The results arising from the equity interest in these associated companies, after the spin off, are being disclosed in the balance sheet of Suzano Petroquímica. After approval of the registration with the Brazilian Securities and Exchange Commission (CVM) already requested, the shareholders of the Company will receive shares of Suzano Petroquímica, in proportion to their shares. The new company starts its operations with an independent and highly professional management aiming at achieving greater flexibility, dynamics and management autonomy.

The expected result is the strengthening of this area of activity, with greater transparency and better understanding of its performance in accordance with the strategic decision to concentrate investments in the Southeast Region, with special attention to the Rio Polimeros and Polibrasil projects for which all the necessary capital resources are already secured.

Still in the year 2001 within the strategy previously planned, and aiming at strengthening its presence worldwide, thus obtaining better competitive conditions in the global market, the Company and Bahia Sul informed that they intended to participate in the privatization of Portucel - Empresa Produtora de Pasta e Papel, a wood pulp and paper production company – based in Portugal.

In order to achieve the above purpose, in September, 2001, Bahia Sul bought into Sonae, through Bahia Sul International Trading Ltd., a wholly-owned subsidiary o Bahia Sul, acquiring 49.99% of the capital stock of Sonae – Produtos e Derivados Florestais – SPDF, which, in turn, holds 29% of the capital shares of Portucel.

The Company is investing in two projects, both in the Suzano Plant, for the increase of its pulp and printing and writing paper production capacity in the next three years. Project "Q" will increase the pulp production capacity from current 420 thousand tons/year to 525 thousand tons/year in a first phase. Later on, in the second phase, capacity shall be expanded up to 575 thousand tons/year. The "P" Project will use this additional fiber-producing capacity to increase the production of printing and writing paper by the technological modernization of its machines making them faster, which would result in productivity gains. The amount to be invested in the first phase of the "Q" Project and beginning of the "P" Project, which contemplates the increase in capacity of the two printing and writing paper machines, of about 24 thousand tons/year, is estimated at approximately US$ 146 million including taxes.

Bahia Sul - Awarded the National Quality Prize (PNQ)

Bahia Sul was the great winner of the National Quality Prize (PNQ), version 2001. Companies of all sizes and engaged in a number of different activities are increasingly seeking to achieve excellence for their products and services, in order to become really competitive in the global market. The FPNQ - Fundação para o Prêmio Nacional da Qualidade" (Foundation for the National Quality Award) was created in 1991 to promote awareness regarding quality and productivity gains among the Brazilian corporate segment, and to disclose information about successful practices of organizational management. Tis Fundation created and manages the National Quality Prize (PNQ), that gives annual recognition to the best corporate experiences in Brazil, in the pursuit of excellence for their products and services

TECHNICAL INNOVATIONS AND NEW PRODUCTS

Industrial Area

The operations of the Suzano Paper Business Unit are focused on the consolidation of its leadership in the production and sale of high quality board and printing and writing paper, the highlight of which is its trademark "*Report*", a leader of the "cut to size" segment in Brazil with recognized acceptance in the international market.

Moreover, the company is market leader in the segment of white high quality board (SBS - Solid Bleach Board) made from 100% virgin pulp; early in 2001 it launched also the Supremo Duo Design, the first Brazilian high quality board paper that allows printing on both sides with excellent quality. This product was launched to meet the requirements of more sophisticated packaging, promotional materials and publications, particularly noted in the segments of food, cosmetics, personal hygiene and pharmaceutics. It is hoped that this product will conquer new markets, given that it is already largely accepted in the market of book covers, and it enables graphic and packaging designers to innovate in the use of high quality board, using it to replace imported coated papers. The Duo Design is meant to strengthen the strategy of focusing on customers' specific needs.

After an extensive market survey work, the Company innovated its line of coated papers. Much whiter and with new weights – 95, 115, 150, 170 e 230 g/m2 – the *Reflex* and *Reflex Matte* papers appear to reassert quality and the effort to always move towards meeting the customers needs and fulfilling their expectations.

In recognition of the activities developed during the year 2001, the Company was awarded the following prizes:

- best printing support prize, as part of the Fernando Pini Award for Graphic Excellence in 2001. This award, recognized as the most important of the segment in Brazil, was created by Abigraf and ABTG (Associação Brasileira Tecnologia Gráfica) in 1991, as an incentive to productivity gains and quality. The judging panel was formed by professionals of high technical and cultural standard.
- through the award received by its supplier, Laborprint, the company was also an indirect winner in the category Tabloids and Inserts in newspapers and magazines with the piece of advertising of the *Supremo Duo Design* "*Joaninha*" (Lady Bug).
- its "*Report*" paper line had its quality recognized by winning the "*Melhores Marcas 2001*" prize (Best Brands) in four categories: best paper for copiers, for printers, best white sulphite and best colored sulphite. The choice was the result of a survey carried out in paper shops and with consumers on preference of brands of products and services.

Forestation Area

Over the last few years the Company has perfected its environmental management model, according to the most relevant and recognized forestry certification systems

The forestation planning adopted by the Company brings a significant reduction in the clear-cut modules and contributes also for the formation of ecological corridors by connecting native isolated areas.

Wood supply is assured by the plantations of Eucalyptus in company-owned areas and by the Forest Fomentation Program developed by the company, that supplies seedlings and technical assistance, free of cost, to small- and medium-size producers of Eucalyptus during the forestation cycle..

The total industrial forest area covers 177 thousand hectares, including 42 thousand hectares of conservation area and 49 thousand hectares of infrastructure with an inventory of 140 million Eucalyptus trees of which 59% are in the state of São Paulo.

Investments in reforestation amounted to R$ 21.4 million in 2001.

BUSINESS AND INDUSTRIAL PERFORMANCE

The activities of the Company in the Pulp and Paper segment are focused on the production of Eucalyptus pulp, coated and uncoated printing and writing paper and high quality boards, and it detains leadership positions in these segments. The total production of Eucalyptus pulp, of the Company and Bahia Sul, was 989 thousand tons, representing about 18% of the domestic production of 5,500 thousand tons of Eucalyptus fiber pulp. The total aggregate paper production was 732 thousand tons representing more than 10% of the total domestic production of all types of paper of 7,354 thousand tons and about 11% of the apparent consumption.

Production Volumes

In thousand tons	SUZANO	BAHIA SUL	TOTAL
Pulp	**401**	**588**	**989**
Printing and writing paper	**266**	**208**	**474**
Coated Paper	**73**		**73**
High Quality Board	**185**		**185**
TOTAL PAPER	**524**	**208**	**732**

The chart below shows the production share in the various paper categories in which the Company operates, within the national scenario in 2001.


EUCALYPTUS PULP
PRINTING/WRITING PAPERS
CARDBOARD
OTHER PRODUCERS 82%
OTHER PRODUCERS 74%
OTHER PRODUCERS 64%
SUZANO 7%
BAHIA SUL 11%
SUZANO 16%
BAHIA SUL 10%
SUZANO 36%

Sales Volumes

In 1,000 tons	SUZANO			BAHIA SUL			SUZANO+BAHIA SUL		
	DOMESTIC	EXPORT	TOTAL	DOMESTIC	EXPORT	TOTAL	DOMESTIC	EXPORT	TOTAL
Printing and writing paper	**148**	**109**	**257**	**135**	**74**	**209**	**283**	**183**	**466**
Coated Paper	**65**	**07**	**72**				**65**	**07**	**72**
High Quality Board	**133**	**47**	**180**				**133**	**47**	**180**
TOTAL PAPER	**346**	**163**	**509**	**135**	**74**	**209**	**481**	**237**	**718**
Pulp	**07**	**01**	**8**	**50**	**375**	**425**	**57**	**376**	**433**
TOTAL	**353**	**164**	**517**	**185**	**449**	**634**	**538**	**613**	**1.151**

COMPANY PERFORMANCE IN 2001

The net profit of R$ 302.6 million, can be considered satisfactory considering the adverse conditions undergone by the pulp and paper business during the year 2001; with a material drop of Eucalyptus pulp prices in the international market, part of this loss was transferred also to the paper prices. The Company, however, always attentive to the offer and demand trends, quickly directed to the export market a greater volume of paper than that sold for the same period of last year, taking advantage of better exchange parity,

This performance resulted also from the defensive financial strategy adopted by the Company during the period, when the financial losses resulting from the appreciation of the exchange rates on dollar-indexed debts were compensated by the gains from the equity interest result of the controlled company Suzanopar, that holds assets indexed by foreign currency. This profit represented a return on Shareholder's equity as of the end 2000 of nearly 16.2%, and was a result of all the measures taken by the new Management that has allied good principles of corporate governance to the pursuit for operational excellence.

Companhia Suzano de Papel e Celulose – Parent Company

Pulp: During the year, due to the retraction in the larger consumer markets, world inventories, which already showed an ascending trend since the fourth quarter of 2000, had a material increase, affecting the prices of pulp that had average prices about 27% lower when compared to the previous year. Despite the many attempts to regulate inventories that showed a slight decrease in the months of September and October, at the end of the year they had already peaked to around 1.7 million tons, and were above the inventories of 1.5 million of tons, considered the break even point for price recovery. Actually, the average increase of US$ 20/ton to US$ 30/ton, that started to apply since last October still persists at the closing of this Report, but at a price base about 35% lower than at the beginning of the year. The uncertain conditions of the international market prevents us from predicting what will be the price behavior for the next period, since these are contingent on the recovery of world economies and some production adjustments with the main producers.

The Company's pulp production had an operation slightly below its nominal capacity of 420 thousand tons/year, reaching, in the fourth quarter a production of 100 thousand tons, due to the yearly downtime for maintenance. The accumulated production of the Company in the year was 401 thousand tons. Sales of pulp totaled 8 thousand tons, of which 1 thousand tons were exported.

Paper and high quality board: Paper prices, although to a less visible extent, followed the pulp prices. The domestic market adjusted itself to the international market, but the exchange appreciation compensated this loss, a fact that partially contributed to the increase in the Net sales.

The Company's production volume of 524 thousand tons, was up 2.7%, compared to the year 2000, remaining above the installed capacity of 510 thousand tons/year, due to the efficiency and productivity programs implemented for Plants B and C.

The sales volume of 509 thousand tons was 1.0% above that for the previous year, but sales to the domestic market decreased 1.9%.

CONSOLIDATED SALES VOLUME AND INCOME OF SUZANO AND BAHIA SUL



1.020
805
816
862
1.324
1.611
1.773
463
483
519
497
646
545
613
479
490
504
545
525
561
538
1995
1996
1997
1998
1999
2000
2001
VOLUMES 1000 TON
NET REVENUES R$ MM
DOMESTIC MARKET
EXPORT



NET REVENUES
EXPORT 43%
DOMESTIC 57%
PULP 24%
PAPERS 76%

BREAKDOWN OF NET SALES - 2001



SUZANO
CARDBOARD - EM 7%
COATED - DM 16%
CARDBOARD - DM 24%
COATED - EM 1%
PULP - DM 1%
OTHER - DM 3%
PAPERS - EM 19%
PAPERS - DM 29%



CONSOLIDATED SUZANO BAHIA SUL
COATED - DM 9%
COATED - EM 1%
CARDBOARD - EM 4%
PULP - DM 3%
CARDBOARD - DM 14%
PULP - EM 21%
PAPERS - EM 17%
OTHER - DM 2%
PAPERS- DM 29%

Results of Companhia Suzano de Papel e Celulose – Parent Company

The net income was R$ 302.6 million in the period, against R$ 517.7 million in the previous year, of which around R$ 105.0 million were generated in the fourth quarter.

The net operational income rose from R$ 877.3 million to R$ 998.7 million this year, with a growth of 13.8% compared to the year 2000; this was the result of the increase of 11.4% in average prices, due to the greater volume of printing and writing paper for exports, especially in the segment of papers cut-to-size of the "REPORT" line. The introduction of new products in the paper and high quality board line also helped (as seen in the section "Technical Innovation and New Products) by improving the sales "mix".

One of the facts that should be highlighted since it contributed to the increase in the sales volume in the fourth quarter was the assumption, as from September, of the paper operations of SPP's Paper Division, which in addition to Company products, also sells third party products. The sales income of these products amounted to about R$ 20.0 million, which form the net income.

Cost of products sold was R$ 622.2 million, up 16.4% compared to the year 2000; this was influenced by the adjustment in the margins of raw materials, especially chemical inputs, increased fixed costs, arising from the adjustment of salaries, which usually are paid at the time of the union's negotiations process in October, of electricity rates, and from greater maintenance costs during the plant downtime occurred in the second quarter of the year. The cost of third-party products sold by the SPP Division was R$ 16.9 million. Given that Net sales increased 13.8% and the cost of products sold was 16.4%, gross margins were down about 1.4%. However, the gross profit in absolute figures increased 9.8%, about R$ 33.5 million.

The Results (Gross Profit less Sales and Administrative Expenses - EBIT) rose from R$ 235.0 million to R$ 240.2 million, despite the increase of Sales and Administrative Expenses, resulting from the inclusion of administrative expenses from the SPP Division, in the amount of R$ 1.4 million and sales expenses in the amount of R$ 3.9 million and, more, increase in the expenses with consulting services, exports and advertising. Operational cash flow generation, measured by the "EBITDA", increased about 3.4%, from R$ 296.2 million to R$ 306.3 million.

Net financial expenses increased from R$ 95.1 million to R$ 276.2 million, mostly due to the exchange variation of 18.7% and the increase in liabilities due to partial loan for the acquisition of Bahia Sul. On the other hand, the appreciation of the dollar in relation to the Real had a positive impact on the financial income from investments of the controlled company, Suzanopar Investimentos Ltd., which are influenced by the exchange variation; therefore, the equity interest result reached R$ 314.6 million. At the end of the period, the net indebtedness, considering the resources in the controlled Suzanopar, was R$ 795,1 million.

Total equity interest result was R$ 385.0 million, as described in the Explanatory Note No. 7, and after the spin-off, the results of the petrochemical plants shall now be presented in the income statements of Suzano Petroquímica. It is important to mention that the amortization of the premium received from Bahia Sul, relating to 2001, was registered in the fourth quarter.

Subsidiary/Affiliated Companies

Bahia Sul Celulose S.A.

Total industrial production attained a new record in 2001. This was achieved both in the production of fully bleached pulp,use to produce finished products that reached 588 thousand tons, up 1.8% compared to the previous year, and also for finished products for sale (market pulp and paper in reels and sheets), with a total production of 616 thousand tons, up about 2.2 % in comparison with the 603 thousand tons sold in 2000. Of this total, 408 thousand tons were pulp sales (market pulp) and 208 thousand tons of paper, up 3.8% and down 1% compared to 2000, respectively.

A volume of 634 thousand tons of finished products was sold against 578 thousand tons in 2000. Out of total sales, 71% went to exports and 29% to the domestic market, against 67% and 33%, respectively, in 2000. Sales of market pulp totaled 425 thousand tons, against 367 thousand in the previous year, with a growth of 16%, of which 88% were export sales.

Regarding paper, the total sales volume was 209 thousand tons, against 211 thousand in 2000, with a reduction of 1%. In the domestic market, sales totaled 135 thousand tons (65% of the total, against 63% in the previous year), mostly due to the growth in sales of paper sheets in the domestic market, driven also by the entry into operation of the conversion unit in Mucuri, with an impact on exports. A volume of 48 thousand tons of paper sheets were sold against 36 thousand in 2000, with a growth of 33%.

Net sales was R$ 774,4 million in 2001, up 5.5% compared to the previous year as a joint result of 9.7% growth in sales volume and a decrease of 3.8% of the average unit price in Reais.

The average unit cost of the products in Reais/tons, was up 16.5% compared to the previous year due to the pressure of inflation and exchange rates on the main inputs, the full impact of the changes in the paper production processes started in the year 2000 (alkaline process and whiter paper), greater participation of exports in the sales "mix" and the beginning of production of its own paper in sheets the industrial plant.

Gross margin recorded was 47% against 56 % in 2000 and operational earnings before Net financial expenses and taxes (EBIT) was R$ 284.5 million compared to R$ 350.2 million in 2000; these deductions were, mostly, the result of the strong decrease in prices in the international market. Cash flow generation, measured by the EBITDA was R$ 376,4 million, against R$ 434,4 million in 2000.

Net indebtedness had an increase of R$ 245.6 million in relation to the previous year, going from R$ 773.1 million to R$ 1.018.7 million, due to the investment of US$ 125 million in Portugal. The net-debt-to-cash generation ratio rose to 2.7 in comparison with the value of 1.8 of the previous year.

The Net income was R$ 107.1 million compared to R$ 215.2 million in 2000.

The following chart shows the EBITDA curve of the Company and of Bahia Sul, together, in the last five years.


EBITDA – R$ million
MARGIN %
900
800
700
600
500
400
300
200
100
0
50
45
40
35
30
25
20
15
10
5
0
21
22
41
45
39
1997
1998
1999
2000
2001
EBITDA SUZANO
EBITDA BAHIA SUL
MARGIN EBITDA

Suzanopar Investimentos Ltd.

The results are from own cash generation and from equity method result of the subsidiary company Suzanopar International S.A.

EQUITY SITUATION

The total source of funds in the year was R$ 1.786,0 million, of which R$ 124.6 were own funds, complemented by other resources amounting to R$ 1.661,5 million, mainly from loan contracts, Export Prepayment facility agreement in the amount of US$ 200 million, reduction of share ownership in controlled company (part of the resource allocated as capital for Suzano Petroquímica and part for payment of principal + interest of the Eurobonus, matured in October) and write-offs of long-term receivables.

The main investments were the following:

Property, Plant and Equipment – in the amount of R$ 136.2 million, of which R$ 21.4 million in reforestation and the rest, basically, in process improvement projects, increase in quality and the beginning of the project for pulp production expansion.

Investments in the amount of R$ 1.139,3 million, of which R$ 718,7 million in the acquisition of 32% of the capital of the controlled company Bahia Sul Celulose S/A, R$ 38,2 million in Suzano Química and R$ 381,2 million in Suzanopar Petroquímica (See explanatory note No. 7 on Investments).

Long-Term Receivables – the company invested R$ 85.7 million, highlighting advance payments for future capital increase in the subsidiary companies SPP Nemo (R$ 47.0 million) and Suzano Química (R$ 31,8 million) for allocation to Rio Polímeros.

STOCK MARKET

In the year 2001, the Company shares were traded in 218 of the 246 trade floors of the Bolsa de Valores de São Paulo - BOVESPA. There were 2,100 trade transactions, involving 13,115 thousand shares and an equivalent value of US$ 33,5 million. The share value devaluated 4.2% in the year. In the same period, the IBOVESPA (BOVESPA Index) devalued 11,0%.

On December 31, 2001 the shares' book value, after the spin-off was R$ 5,88.

DIVIDENDS

Dividends in the amount of R$ R$ 50.2 million will be submitted to the General Meeting for approval, as proposed in the Financial Statements for the period ending December 31, 2001, in complement to the amount of R$ 23.4 million of interest on own capital, that were paid on August 28, 2001.

SUBSEQUENT EVENTS

As per the Relevant Fact published on February 6, the Board of Directors of the Company (CSPC) and of Bahia Sul (BS) informed the market the conclusion of the studies that were being carried out, regarding the convenience and opportunity of implementing the unification of the corporate structure of the two companies.

The solution presented will allow greater market valuation for the shareholders of CSPC and BS, since it will enable (1) the optimization of the synergies between the two companies (2) the consolidation of the outstanding shares (free float) solely under one publicly held company, increasing the liquidity for the shareholders of both **CSPC** and **BS.**

A proposition was made to the **BS** shareholders for cancellation of its registration as a publicly held company, and the presentation by **CSPC,** of a public offer for the acquisition of the preferred shares issued by **BS,** to be paid, exclusively, with new preferred shares issued by **CSPC**.

The purchase price proposed, per thousand (1,000) preferred shares issued by **BS**, will be six hundred and forty-six reais, forty-three cents (R$ 646,43); this price was based on the economic-financial evaluation of the **BS** and **CSPC** shares prepared, independently and separately, by Bank J.P. Morgan S.A. and Bank UBS Warburg S.A.

The price will be paid to those **BS** shareholders who accept the offer, by credit on their behalf with **CSPC**; this credit will be available solely for paying up the value for subscribing the preferred shares relating to the increase in the capital stock of **CSPC**, resolved upon by the Extraordinary General Meeting to be timely convened, in which it will be assured to the shareholders of **CSPC**, in compliance with the legislation in force, the right of first refusal to subscribe to such capital increase, and the price of the new shares to be issued shall be set according to their respective economic value. These shares shall be entitled to the same rights, privileges and restrictions applicable to current preferred shares of **CSPC**.

The credit corresponding to the price shall entitle the person that accepts the offer to subscribe preferred shares issued by **CSPC** at the price of twelve reais and ninety-six cents (R$ 12,96) per share. The ratio applied for substitution of the preferred shares issued by BS, held by those who accept the public offer to be made to them, for the preferred shares issued by CSPC, was based on the comparison between the economic value of the shares issued by BS and the value assessed, utilizing the same criterion, for the shares issued by CSPC, which in turn was based on the economic-financial evaluation studies mentioned above.

The resolution regarding the cancellation of the registration of BS, and subsequent public offer made to the minority shareholders of this company, shall be made in accordance with the provisions set forth by Comissão de Valores Mobiliários –CVM (Security Exchange Committee).

When the public offer announced hereby is concluded, the shareholders of BS that accept the offer, shall become shareholders of CSPC, which, in turn, will increase its share interest in the capital stock of BS.

This will allow a better understanding of the business and the increase of the free float, to the benefit of the shareholders, and improving the rating of the Company in the Security Exchange Commission– SEC – in order to obtain Level II classification for its ADRs.

On the 25th of March, 2002, the CVM - Comissão de Valores Mobiliários (Brazilian SEC) approved, the registration of Suzano Petroquímica S.A. as a publicly owned company thus allowing negotiation of its shares separately

PERSPECTIVES - MELHORAR

. However, in the domestic sphere, the low inflation rates and the declining trend of interest rates started in February, seem to allow a more cheerful prognosis for economic recovery. It is imperative, also, to continue with the fiscal and administrative reforms, mitigating excessive tax burden and eliminating unnecessary bureaucratic procedures. Only then will it be possible to generate more jobs, and allow economic growth.

The Company believes that, with the implementation of the restructuring process and of the projects already announced, the basis for growth is being consolidated and strengthened, generating greater value for the shareholders and more satisfaction to our customers, suppliers and employees.

SOCIAL AND ENVIRONMENTAL RELATIONS

Along its whole existence the Company has developed a business management model allying development and growth with preservation of the environment, valuing life, people and conciliating economic progress with social justice.

HUMAN ASSETS AND CORPORATE MANAGEMENT

The program Suzano Quality of life – Live in good company was created by Suzano in tune with the principles of valuing the human being, having as guidelines the Survey of the Organizational Atmosphere and the health and life style of its employees. This program fosters actions that promote health, safety and the well being of people

The program "To Study is to Grow", *(Estudar é Crescer)* launched in May, 2000 to stimulate the education of the employees'children granted its first award in March 2001. The balance was positive: 76% of the children enrolled received checks in the amount of R$ 300 and R$ 200, totaling R$ 380 thousand.

In the year 2001, the amount of R$ 1.4 million was invested in courses, seminars and training.

The Company continued with the Profit Sharing Program for all its employees based on the Target Program prepared by the Company Management and the Employees' Committee. A total of R$ 6.4 million was paid during the year under this program.

At the end of 2001 the Company had 3,367 employees, including those from the SPP Division.

TAX GENERATION

During the year 2001 a total of R$ 116.9 million was generated comprising taxes duties and contributions, highlighting the IPI (net) of about R$ 44.2 million, ICMS (net) R$ 34.7 million, PIS/COFINS, R$ 29.4 million and Income tax, Social Contribution, Social Security and others amounting to approximately R$ 8.6 million, thus contributing to the economic and social development of the country.

ENVIRONMENT

The Company makes constant efforts to support any actions that may have a positive impact on the environment, in the industrial area as well as in the conservation of its forests and in the industrial reforestation, aiming at guaranteeing the biodiversity and the balance of the ecosystem. Since 1989 it has implemented a project for a closed water/liquor circuit in the pulp production process, which is a fundamental item for an effective environmental control program. For this purpose there is a constant enhancement of the system for reutilization of the chemical inputs and water used in the production process, thus drastically reducing the emission of pollutants to the environment.

Samples of water are collected daily from various points of the effluents treatment, in order to maintain these under strict control. The gaseous effluents are also monitored using continuous instruments or collecting samples.

Since 1991 all pulp manufactured is ECF ("Elemental Chlorine Free"), meaning that it does not use elementary chlorine in the pulp bleaching process where this was replaced by Hydrogen Peroxide.

In the chart below we listed some environmental conditions measuring rates and their comparison with the standard rates.

TRS – ODORIFEROUS GASES SUCH AS THE H2S

SOURCE	CURRENT	STANDARD
Recovery Boilers	1 PPM	5 PPM
Lime Kilns	8 PPM	10 PPM
Concentrates gases of the evaporators and digesters	Total incineration	Incineration

PARTICULATE MATTER

SOURCE	CURRENT	STANDARD
Recovery Boilers	58 mg/Nm3	60 mg/Nm3
Lime Kilns	97 mg/Nm3	100 mg/Nm3

LIQUID EFFLUENT

	CURRENT	STANDARD
BOD5 (1)	1,5Kg./ADMT	1,83 Kg./ADMT
AOX (2)	0,076 Kg./ADMT	There is no Standard (3)

(1) – biochemical demand of oxygen

(2) - indicator of chlorinated organic compound

(3) – There are no Brazilian standards – The strictest international standards call for 0,1 kg/ADMT

During the year 2001, a total of R$ 10.4 million was invested in environmental improvement.

SOIL CONSERVATION – Technology Developed by the Company

All attention is given to research and genetic improvement of cultivated forests, in compliance with high standards of productivity, quality and environmental conservation; the technique of soil preparation is utilized for the planting of eucalyptus so that the seedling has the ideal conditions to grow. This technique is called "Cultivo Mínimo do Solo" (Minimum Soil Cultivation), and basically it aims at retaining in the soil all the residues from the previous crop, revolving the soil as little as possible and avoiding clean up of the area with fire.

The technique of the minimum soil cultivation for the planting of eucalyptus developed in the Company, is currently used by many domestic and international companies. The adoption of this technique brought many advantages to the silviculture, drastically reducing soil erosion and loss of nutrients, resulting in the overall improvement of the land, and significant cost reduction in soil preparation.

INTEGRATION WITH THE COMMUNITY – SOCIAL INDICATORS

Social Responsibility

Suzano: A trademark committed to sustainable development

A different world springs from a different way-of-thinking. The same models will always lead us to the same results. Changing is, above all, an act of will, of attitude.

Vision of the future, entrepreneurial responsibility, and commitment to the environment. These three factors culminated in the creation of the Ecofuturo Institute. Founded in December 1999, the Institute, a non-government organization, is a Company initiative, which, upon completing its 75th year, decided to implement social responsibility actions with the mission of promoting sustainable development in the country: that is, economic growth based on social inclusion and preservation of the environment.

Ecofuturo, using its own funds and tax incentives under the Rouanet Law, is currently coordinating the following projects: *Carvoeiro Cidadão* (Citizen Charcoal Burner), *Rio Vivo* (Live River), *Parque das Neblinas* (Neblinas Park), *Ler é Preciso* (To Read is a Need), and Coopamare.

Carvoeiro Cidadão (Citizen Charcoal Burner)

In partnership with Fase - Federação de Órgãos para Assistência Social e Educacional (Federation of Social and Educational Support Entities), a model for the production of vegetal charcoal will be implemented in northern Espírito Santo. Production will be based on sustainable vegetal sources by using forest residue, thus fostering the social reintegration of charcoal burners and their families and giving dignity to their work conditions.

In 2001, the project was restructured in the following aspects: definition of the financial model developed together with the BBA Creditanstalt Bank; identification of the local manager for the project, ACES - Ação Comunitária do Espírito Santo (Community Action of the State of Espírito Santo), which will be responsible for administering the actions, and initiation of the Development and Planning of Performance Indicators.

Rio Vivo of Jequitinhonha Valley

The Jequitinhonha Valley is a region featuring enormous social needs that include malnutrition, illiteracy, infant mortality, and low per capita income. The viability of this project stands on principles such as: the practical application of science, interdisciplinary activity, development of partnerships, and feel connected with the local reality.

Through a partnership between the UFRJ (Federal University of Rio de Janeiro) and the Company, some environment recomposition actions were begun. Among them were combating erosion to prevent silting of the region's streams and rivers by replanting native saplings and small actions in slope containment; construction of small dams to build up the water level of the rivers and, consequently, water infiltration into the soil; the construction of "infiltration tanks" that store storm water and thus hinder erosion and increase water infiltration into the soil.

A plan to identify and combat Chagas' disease was commenced, as was a Pharmaceutical Attending Program.

With respect to heritage and cultural preservation, a study on the history of Berilo was published and will, in the future, serve as a base for the production and local divulgation of a booklet on the history of the town.

Parque das Neblinas (Neblinas Park)

This is a project that focuses on environmental education involving a strip of preserved area in the Mata Atlântica (Atlantic Forest), which should become an important space for scientific research, recreation, cultivation of endangered species, and ecotourism in a region that is highly urbanized and in need of alternatives.

During 2001, the following actions were developed: construction of the headquarters, with basic infrastructure, reception area, luncheonette, auditorium, barbecue pit, and a bathroom for handicapped persons. A survey was made of ecotourism attractions: trails, mountain bike routes, and canoeing and acqua-ride possibilities. Equipment and operational material were purchased, and the landscaping project was commenced.

Ler é Preciso (To Read is a Need)

The aim of the project is to incentive the habit of reading throughout the country and to stimulate writing especially among children and adolescents. These are factors understood as indispensable to thought and criticism and to enable youth to assume attitudes that are correct and to decide on development models that enhance human relations and nature.

"*Ler é Preciso*" includes the following actions:

Community Library – understood as the propagator of the concepts of citizenship and an incentive to reading, both essential to educational training. Fundamental to this project is the training of reading agents – people of the community that stimulate the habit and the pleasure of reading in children. In 2001, two Community Libraries were set up in São Paulo (Paraibuna and Salesópolis) and six in Bahia in partnership with Bahia Sul Celulose, in the towns of Rui Barbosa, Mascote, Alcobaça, Caravelas, Nova Viçosa, and Mucuri.

Writing Competition – stimulating creativity, thought, and criticism through the written word. In each competition, the 60 best compositions are published in a special book -- a substantial, far-reaching tool in the area. The theme in 2001 was the "*A Turma do Folclore e eu em defesa do Meio Ambiente*" (The Folklore Folks and I in Defense of the Environment), which obtained excellent response: 3800 compositions coming from 13 states in Brazil.

Reading Club – a contact, integration, and chat channel connecting writing competition participants, teachers, writers, Community Libraries, in sum, all those involved, directly or indirectly, in disseminating the habit of reading throughout the country. Actions carried out in 2001: development of an Information System that ensures follow-up on the evolution of the children and schools according to the action developed (the Club currently has 7000 children and 1500 schools enrolled in many states in Brazil); publishing of the first book with the 60 best compositions entered in Writing Competition II, the theme of which was "*Uma Carta para o Brasil do Século 21*" (A Letter to Brazil of the 21st Century), a way to value the creative potential of these young writers; "Jornal do Ler" (Reading Journal), an electronic news page produced by teenagers with the support of Reuters, the world's largest news agency.

Reading Stamp – the creation of an instrument to enable participation in the publishing market by generating a fund to be invested in reading incentive programs. About 1% of the return from sale of books bearing the Reading Stamp is set aside for the project To Read is a Need.

In 2001, partnerships were formed with the Bom Texto publishing house, with the book "*A Pequena Carta*" (A Short Letter) by Marcílio Godoy, and with Siciliano, with the book "*Diário de um Reitor*" (Diary of a Headmaster), by Jacques Marcovitch.

Libraries in the Amazon – an educational project that seeks to facilitate access to books and to involve the community in the region of the Amazon in creating a more just society. The Vagalume Expedition, a non-government organization the aim of which is to promote reading, received Ecofuturo support. These communities, enrolled with the Reading Club, will frequently receive information about actions related to reading and access to culture.

3rd Salão do Livro (Book Exhibit/Fair) – for the third consecutive year To Read is a Need sponsored the Children's and Teenager's Literary Seminar, a 3rd Book Exhibit/Fair event sponsored by the National Foundation for Children's and Teenager's Books.

The Book Exhibit/Fair took place in the Galpão das Artes of the Modern Museum of Art of Rio de Janeiro, and assembled writers, book publishers, cartoonists, and teaching professionals to talk about the importance of literature in our humanist formation.

Coopamare

The Company maintains a partnership with Coopamare – the paper gatherer's cooperative set up ten years ago to promote the social reintegration of street dwellers. Here they are able to get directly the scrap paper that is used in its production system. The objective is to increase the revenue of the institution and make feasible part of the social projects oriented to paper gatherers and their families.

Other Social Responsibility Actions:

Santa Fé

Donation of part of the money that would be given for the Company employee get-together (?) that was not held out due to the period of mourning for the death of Max Feffer, former president of the Company. The beneficiary was the Associação Beneficente Santa Fé (Santa Fé Charity Association), which for seven years now gives care to children and young people living on the streets of São Paulo.

Santa Casa de Suzano (Charity Hospital of Suzano)

An important hospital in the region, the Santa Casa de Misericórdia de Suzano receives Company financial support to supplement its heavily stretched yearly budget. The help given the hospital has special meaning for the Company: to benefit the community in the surrounding region where the B and C plants are located.

Mc Dia Feliz (McDonald's Happy Day)

For the third consecutive year, the Company took part in this McDonald's initiative, an investment the goal of which is to provide support for institutions active in the treatment of cancer in children. In São Paulo, the money was given to GRAAC - Grupo de Apoio ao Adolescente e à Criança com Câncer (Support Group for Teenagers and Children with Cancer). Whoever bought a Big Mac received a package of ReportSenninha paper, donated by the Company. In Suzano and Mogi das Cruzes, money received from the event was given to the Santa Casa de Misericórdia of Mogi das Cruzes. The Company also distributed five thousand vouchers for Big Macs to incentive employee participation.

Teu Sonho, Meu Sonho (Your Dream, My Dream)

The Company was one of the enterprises that sponsored a very special event promoted by the non-government organization *Teu Sonho, Meu Sonho.* In December, five thousand needy children saw their tiny dreams come true, such as, for example, of having a little car or a doll. The initiative of the Company – which invited its employees to act as volunteers that day – was another reminder of the motto: *"Faz bem fazer o bem"* (Doing good does good).

MAM (Museum of Modern Art)

Since 1995 the Company has joined in with other companies to give support to the revitalization of the MAM. The effort was motivated, principally, by identification of proposals of both institutions: the democratization of access to Brazilian and international modern art. The partnership also resulted in a series of benefits for Company employees.

Brazilian Cinema: "Amor à Vista" and "Carandiru"

For quite some time, the Company has given support to the national film industry by using Audiovisual Law incentives. Last year was the turn of Francisco Ramalho's "Amor à Vista" and Dráuzio Varela's "Carandiru".

Informação Cidadã (Citizen's Information)

The objective of this action is to call the public's attention to matters related to improving quality of life, such as giving value to environmental rights and respect for them. Therefore, the following commemorative dates were planned to disseminate these values: Arbor Day, International Water Day, World Environment Day, Culture Day, and Volunteers Day.

MDDF - Movimento pelos Direitos dos Deficientes Físicos (Movement for the Rights of the Handicapped)

For the third consecutive year, the Company joined with the MDDF in building a *presépio*, or the Nativity scene, in the Praça dos Expedicionários (a square) in the city of Suzano. The *presépio* – which is part of the city's Christmas celebration – is made of recyclable materials, such as newspapers, plastic bottles, aluminum cans, and cardboard. This year the theme of the design was, once again, very opportune: peace.

Sponsoring Local Culture

The Company sponsored the High Tietê (river) Biennial, an event that brings to attention the artistic and cultural production of outstanding professionals of the region. The exhibit was held in the Memorial Alto Tietê, in front of plant B, and presented the work of 45 artistas.